EXHIBIT 99.1

***This document is a corrected version from the one published on Business Wire, fixing a typographical error on the 2022 committed backlog total. The correct number as reflected in this document is €957 million, instead of €944 million.***

Stevanato Group Delivers Double-Digit Revenue Growth in Fiscal Year 2023

- Establishes 2024 Guidance-

(PIOMBINO DESE, Italy) – March 7 , 2024 – Stevanato Group S.p.A. (NYSE: STVN), a leading global provider of drug containment, drug delivery, and diagnostic solutions to the pharmaceutical, biotechnology, and life sciences industries, today announced its financial results for the fourth quarter and full year 2023.

Fourth Quarter and FY 2023 Highlights (compared with the same period last year)

•
Revenue for the fourth quarter of 2023 increased 10% to €320.6 million, and high-value solutions represented 37% of total revenue.
•
For the fourth quarter, diluted earnings per share were €0.17 and adjusted diluted earnings per share were €0.18.
•
Adjusted EBITDA margin for the fourth quarter was 27%.
•
For fiscal year 2023, revenue increased 10% to €1,085.4 million, and high-value solutions represented 34% of total revenue.
•
For fiscal year 2023, diluted earnings per share were €0.55 and adjusted diluted earnings per share were €0.58.
•
Adjusted EBITDA margin for fiscal year 2023 was 26.9%.
•
The Company is establishing fiscal year 2024 guidance and expects revenue in the range of €1,180 million to €1,210 million, adjusted EBITDA in the range of €314.1 million to €329.5 million, and adjusted diluted EPS between €0.62 and €0.66.

Fourth Quarter 2023 Results
For the fourth quarter of 2023, revenue increased 10% to €320.6 million (11% on a constant currency basis), compared with the same period last year, driven by growth in the Company's Biopharmaceutical and Diagnostic Solutions (BDS) Segment from higher volumes and an increased mix of high-value solutions. Revenue in the fourth quarter was slightly below the Company's expectations for both segments.

Revenue from high-value solutions increased to 37% of total revenue in the fourth quarter of 2023, compared with 30% for the same period last year. For the fourth quarter of 2023, revenue related to Covid-19 decreased by approximately €33.8 million, compared with the same period last year, and represented less than 1% of total revenue. Excluding revenue contributions from Covid-19, revenue grew approximately 24% in the fourth quarter of 2023, compared with the same period in 2022.

As expected, gross profit margin for the fourth quarter of 2023 decreased to 31.8% from 34.3% in the same period last year. While high-value solutions were a favorable contributor in the fourth quarter of 2023, the prior-year period included two benefits that did not repeat and led to the decline in gross profit margin, including: 1) higher revenue and profit from EZ-fill® vials, which led to a more favorable mix within high-value solutions, and 2) incremental price adjustments to recover inflationary costs from prior periods. In addition, gross profit margin for the fourth quarter of

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

2023 was unfavorably impacted by currency translation, and continued to be tempered by short-term inefficiencies tied to the start-up of the Company's new manufacturing facilities and higher depreciation.

For the fourth quarter of 2023, operating profit margin decreased 160 basis points to 20.0%, compared with the same period last year, driven by lower gross profit and other income.

Full Year 2023 Results

For fiscal year 2023, revenue increased 10% to €1,085.4 million (11% on a constant currency basis), compared with the same period last year, driven by growth in both segments. Revenue from high-value solutions increased to 34% of total revenue for fiscal year 2023, compared with 30% last year. Revenue related to Covid-19 decreased to approximately 2% of total revenue, compared with 11% in fiscal year 2022.

As expected, gross profit margin for fiscal 2023 decreased to 31.3%, from 32.5% in 2022, mainly due to lower EZ-fill® vial volumes, short-term inefficiencies tied to the start-up of the Company's new manufacturing facilities, higher depreciation, and currency translation.

For fiscal 2023, operating profit margin was 18.5% reflecting lower gross profit and other income.

Throughout fiscal year 2023, the Company experienced lower volumes and revenue attributable to glass vials, and to a lesser extent, in-vitro diagnostics, as customers continued to work down higher inventories resulting from Covid-19. This decrease was offset by higher demand and revenue related to other products, such as syringes, within the Biopharmaceutical and Diagnostic Solutions Segment.

Franco Moro, Chief Executive Officer, stated, “Fiscal year 2023 was a positive year for Stevanato Group. Despite the near-term headwinds from destocking, revenue grew 10% compared with fiscal 2022 and we increased our mix of high-value solutions. We remain optimistic about our 2027 mid-term targets, and our confidence is underpinned by strong secular tailwinds, continued growth in biologics, and an increasingly strong competitive moat. We believe we are well positioned to fully capitalize on our investments to drive durable organic growth, grow our mix of high-value solutions and expand margins."

Biopharmaceutical and Diagnostic Solutions Segment (BDS)
Despite a decline in revenue related to Covid-19, revenue in the BDS Segment grew 12% to €260.0 million (14% on a constant currency basis) for the fourth quarter of 2023 and 10% to €879.3 million for the full year (11% on a constant currency basis), compared with the same periods last year, driven by growth in the Company's core Drug Containment Solutions (DCS) business. Revenue from high-value solutions increased to 46% and 42% of Segment revenue for the fourth quarter and full year 2023, respectively.

As expected, gross profit margin decreased to 33.6% for the fourth quarter and 32.9% for the full year 2023 compared with the same periods last year. Decreases in both periods were mainly due to lower EZ-fill® vial volumes, short-term inefficiencies tied to the start-up of the Company's new manufacturing plants, higher depreciation, and currency translation.

Engineering Segment
Revenue (from external customers) from the Engineering Segment was €60.6 million for the fourth quarter of 2023, and increased 12% to €206.1 million for the full year, compared with fiscal year 2022.

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Gross profit margin was 21.1% for the fourth quarter of 2023, compared with 21.2% for the same period last year, and for fiscal 2023 was 21.0%, compared with 21.6% last year. The decrease in gross profit margin for both periods was mainly driven by lower marginality on specific projects in process. In the second half of 2023, the combination of strong demand and supply chain volatility resulted in some short-term delays on certain projects.

Balance Sheet and Cash Flow
As of December 31, 2023, the Company had cash and cash equivalents of €69.6 million and net debt of €324.4 million. As expected, capital expenditures for the fourth quarter of 2023 increased to €94.7 million, as the Company continues to advance its strategic growth investments in capacity expansion for high-value solutions to meet customer demand.

For the fourth quarter of 2023, cash flow from operating activities was €10.2 million. Cash flow used for the purchase of property, plant, and equipment, and intangible assets totaled €87.1 million, which resulted in negative free cash flow of €76.0 million in the fourth quarter of 2023.

New Order Intake and Backlog
For the fourth quarter of 2023, new order intake increased 44% to approximately €342 million, compared with €237.4 million in the same period last year. As of December 31, 2023, committed backlog totaled approximately €945 million, compared with approximately €957 million last year.

2024 Guidance and Mid-Term Objectives
The Company is establishing full year 2024 guidance and expects:

•
Revenue in the range of €1,180 million to €1,210 million,
•
Adjusted EBITDA in the range of €314.1 million to €329.5 million, and
•
Adjusted diluted EPS in the range of €0.62 to €0.66.

The Company estimates that capital expenditures in 2024 will range between 25% and 28% of total revenue based on the midpoint of its 2024 revenue guidance range.

The Company is maintaining its mid-term targets for fiscal years 2025 to 2027 of low double-digit revenue growth; and in 2027 a share of high-value solutions between 40% and 45% of total revenue and an adjusted EBITDA margin of approximately 30%.

Executive Chairman, Franco Stevanato, concluded, "We expect that favorable secular tailwinds will continue to drive robust demand for our high-value solutions, and we have been investing in expanding capacity to meet market demand. We expect these investments will fuel organic growth in the mid-term as we efficiently leverage our invested capital to exploit the opportunities in front of us. We are focused on driving future growth through solid execution, and we believe we have the right strategy, the right product portfolio, and the right team to succeed as we work toward creating and driving long-term shareholder value."

Conference call: The Company will host a conference call and webcast at 8:30 a.m. (ET) on Thursday, March 7, 2024, to discuss financial results. During the call, management will refer to a slide presentation which will be available on the morning of the call on the “Financial Results” page under the Company's Investor Relations section of its website.

Pre-registration: Participants who pre-register will be given a conference passcode and unique PIN to gain immediate access to the call and bypass the live operator. We encourage participants to pre-register for the conference call using the following link:

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

https://services.choruscall.it/DiamondPassRegistration/register?confirmationNumber=4544003&linkSecurityString=514976446

Webcast: A live, listen-only webcast of the call will be available at the following link:

https://87399.choruscall.eu/links/stevanato240307.html

Dial in: Those who are unable to pre-register may dial in by calling:

Italy:             +39 02 802 09 11

United Kingdom:               +44 1 212 818004

United States:               +1 718 705 8796

United States Toll Free:      +1 855 265 6958

Participants who wish to ask questions during the call are encouraged to use an HD webphone link: https://hditalia.choruscall.com/?$Y2FsbHR5cGU9MiZpbmZvPWNvbXBhbnk=

Replay: The webcast will be archived for three months on the Company’s Investor Relations section of its website at: https://ir.stevanatogroup.com/financial-results

Forward-Looking Statements

This press release may include forward-looking statements. The words "expects," “strong,” "continue," "continued," "estimates," "will," "leverage," "establishing," "believe," "well positioned," "expand," "meet," "maintaining," "fuel," "exploit," "driving," "durable," “remain”, “expect”, “drive”, “increasingly”, “grow”, and similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the Company's intentions, beliefs or current expectations concerning, among other things, investments the Company expects to make, the expansion of manufacturing capacity, the Company’s plans regarding its presence in the U.S. and in other markets, business strategies, the Company’s capacity to meet and adjust to future market demand and results of operations. The forward-looking statements in this press release are based on numerous assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements of the Company to be materially different from those expressed or implied by such forward looking statements. Many of these risks and uncertainties relate to factors that are beyond the Company's ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of regulators and other factors such as the Company's ability to continue to obtain financing to meet its liquidity needs, changes in the geopolitical, social and regulatory framework in which the Company operates or in economic or technological trends or conditions. For a description of the risks that could cause the Company’s future results to differ from those expressed in any such forward looking statements, refer to the risk factors discussed in our most recent annual report on Form 20-F filed and our most recent filings with the U.S. Securities and Exchange Commission. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the company assumes no obligation to update any such forward-looking statements.

Non-GAAP Financial Information

This press release contains non-GAAP financial measures. Please refer to the tables included in this press release for a reconciliation of non-GAAP financial measures.

Management monitors and evaluates our operating and financial performance using several non-GAAP financial measures, including Constant Currency Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Income Taxes, Adjusted Net Profit, Adjusted Diluted EPS, Capital Employed, Net Cash/Net Debt, Free Cash Flow, and CAPEX. We believe that these non-GAAP financial measures provide useful and relevant information regarding our

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

performance and improve our ability to assess our financial condition. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

About Stevanato Group

Founded in 1949, Stevanato Group is a leading global provider of drug containment, drug delivery and diagnostic solutions to the pharmaceutical, biotechnology and life sciences industries. The Group delivers an integrated, end-to-end portfolio of products, processes, and services that address customer needs across the entire drug life cycle at each of the development, clinical and commercial stages. Stevanato Group’s core capabilities in scientific research and development, its commitment to technical innovation, and its engineering excellence are central to its ability to offer value added solutions to clients. To learn more, visit: www.stevanatogroup.com.

Contact

Media Investor Relations

Stevanato Group Lisa Miles

media@stevanatogroup.com lisa.miles@stevanatogroup.com

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Consolidated Income Statement

(Amounts in € millions, except per share data)

	For the three months				For the years
	ended December 31,				ended December 31,

	2023	%	2022	%	2023	%	2022	%

Revenue	320.6	100.0%	292.1	100.0%	1,085.4	100.0%	983.7	100.0%
Costs of Sales	218.8	68.2%	191.9	65.7%	745.5	68.7%	663.9	67.5%
Gross Profit	101.8	31.8%	100.2	34.3%	339.9	31.3%	319.8	32.5%
Other Operating Income	3.0	0.9%	6.7	2.3%	10.4	1.0%	18.8	1.9%
Selling and Marketing Expenses	7.1	2.2%	8.3	2.8%	25.0	2.3%	26.1	2.7%
Research and Development Expenses	10.1	3.1%	10.6	3.6%	35.7	3.3%	34.4	3.5%
General and Administrative Expenses	23.6	7.4%	24.9	8.5%	88.9	8.2%	85.7	8.7%
Operating Profit	64.0	20.0%	63.1	21.6%	200.7	18.5%	192.4	19.6%
Finance Income	4.3	1.4%	7.8	2.7%	20.3	1.9%	25.0	2.5%
Finance Expense	9.5	3.0%	7.1	2.4%	31.4	2.9%	29.8	3.0%
Profit Before Tax	58.8	18.3%	63.8	21.9%	189.6	17.5%	187.6	19.1%
Income Taxes	13.6	4.2%	15.5	5.3%	43.9	4.0%	44.6	4.5%
Net Profit	45.2	14.1%	48.3	16.5%	145.7	13.4%	143.0	14.5%
Earnings per share
Basic earnings per common share	0.17		0.18		0.55		0.54
Diluted earnings per common share	0.17		0.18		0.55		0.54

Average common shares outstanding	265.5		264.7		265.0		264.7
Average shares assuming dilution	265.5		264.7		265.0		264.7

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Reported Segment Information

(Amounts in € millions)

	For the three months ended December 31, 2023
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	260.0	60.6	—	320.6
Inter-Segment	0.6	40.6	(41.2)	—
Revenue	260.6	101.2	(41.2)	320.6

Gross Profit	87.5	21.4	(7.1)	101.8
Gross Profit Margin	33.6%	21.1%		31.8%

Operating Profit	61.7	15.5	(13.2)	64.0
Operating Profit Margin	23.7%	15.3%		20.0%

	For the three months ended December 31, 2022
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	231.5	60.6	—	292.1
Inter-Segment	0.6	31.8	(32.4)	—
Revenue	232.1	92.4	(32.4)	292.1

Gross Profit	86.7	19.6	(6.1)	100.2
Gross Profit Margin	37.3%	21.2%		34.3%

Operating Profit	55.0	11.3	(3.2)	63.1
Operating Profit Margin	23.7%	12.2%		21.6%

	For the year ended December 31, 2023
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	879.3	206.1	—	1,085.4
Inter-Segment	2.0	166.7	(168.7)	—
Revenue	881.3	372.8	(168.7)	1,085.4

Gross Profit	290.2	78.3	(28.6)	339.9
Gross Profit Margin	32.9%	21.0%		31.3%

Operating Profit	187.6	53.6	(40.5)	200.7
Operating Profit Margin	21.3%	14.4%		18.5%

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

	For the year ended December 31, 2022
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	799.7	184.0	—	983.7
Inter-Segment	1.5	115.5	(117.0)	—
Revenue	801.2	299.5	(117.0)	983.7

Gross Profit	274.9	64.7	(19.7)	319.9
Gross Profit Margin	34.3%	21.6%		32.5%

Operating Profit	182.6	41.3	(31.4)	192.5
Operating Profit Margin	22.8%	13.8%		19.6%

Cash Flow

(Amounts in € millions)

	For the three months ended December 31,		For the years ended December 31,
	2023	2022	2023	2022
Cash flow from operating activities	10.2	59.7	105.2	103.3
Cash flow used in investing activities	(92.3)	(68.9)	(421.2)	(243.0)
Cash flow from/ (used in) financing activities	87.7	(18.6)	158.0	(44.5)
Net change in cash and cash equivalents	5.6	(27.8)	(158.0)	(184.2)

Non GAAP Financial Information

This press release contains non-GAAP financial measures. Please refer to "Non-GAAP Financial Information" on page 4 and the tables included in this press release for a reconciliation of non-GAAP financial measures.

Reconciliation of Revenue to Constant Currency Revenue

(Amounts in € millions)

Three months ended December 31, 2023	Biopharmaceutical and Diagnostic Solutions	Engineering
Reported Revenue (IFRS GAAP)	260.0	60.6
Effect of changes in currency translation rates	3.8	0.1
Organic Revenue (Non-IFRS GAAP)	263.8	60.7

Year ended December 31, 2023	Biopharmaceutical and Diagnostic Solutions	Engineering
Reported Revenue (IFRS GAAP)	879.3	206.1
Effect of changes in currency translation rates	8.2	0.2
Organic Revenue (Non-IFRS GAAP)	887.5	206.3

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Reconciliation of EBITDA

(Amounts in € millions)

	For the three months ended December 31,		Change	For the years ended December 31,		Change
	2023	2022	%	2023	2022	%
Net Profit	45.2	48.3	(6.4)%	145.7	143.0	1.9%
Income Taxes	13.6	15.5	(12.5)%	43.9	44.6	(1.7)%
Finance Income	(4.3)	(7.8)	(44.8)%	(20.3)	(25.0)	(19.2)%
Finance Expenses	9.5	7.1	34.6%	31.4	29.8	5.3%
Operating Profit	64.0	63.1	1.5%	200.7	192.4	4.3%
Depreciation and Amortization	20.1	17.0	18.0%	78.5	64.8	21.1%
EBITDA	84.1	80.2	4.9%	279.2	257.3	8.5%

Calculation of Net Profit margin, Operating Profit Margin, Adjusted EBITDA Margin and Adjusted Operating Profit Margin

(Amounts in € millions)

	For the three months ended December 31,		For the year ended December 31,
	2023	2022	2023	2022
Revenue	320.6	292.1	1,085.4	983.7
Net Profit Margin (Net Profit/ Revenue)	14.1%	16.5%	13.4%	14.5%
Operating Profit Margin (Operating Profit/ Revenue)	20.0%	21.6%	18.5%	19.6%
Adjusted EBITDA Margin (Adjusted EBITDA/ Revenue)	27.0%	28.0%	26.9%	26.8%
Adjusted Operating Profit Margin (Adjusted Operating Profit/ Revenue)	20.8%	22.2%	19.6%	20.2%

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Reconciliation of Reported and Adjusted EBITDA, Operating Profit, Income Taxes,

Net Profit, and Diluted EPS

(Amounts in € millions, except per share data)

Three months ended December 31, 2023	EBITDA	Operating Profit	Income Taxes (3)	Net Profit	Diluted EPS
Reported	84.1	64.0	13.6	45.2	0.17
Adjusting items:
Start-up costs new plants (1)	2.6	2.6	0.7	1.9	0.01
Adjusted	86.7	66.6	14.3	47.1	0.18
Adjusted Margin	27.0%	20.8%	—	—	—

Three months ended December 31, 2022	EBITDA	Operating Profit	Income Taxes (3)	Net Profit	Diluted EPS
Reported	80.2	63.1	15.5	48.3	0.18
Adjusting items:
Start-up costs U.S. plant (1)	1.6	1.6	0.4	1.2	0.01
Restructuring and related charges (2)	0.1	0.1	—	0.1	0.00
Adjusted	81.9	64.8	15.9	49.6	0.19
Adjusted Margin	28.0%	22.2%	—	—	—

Year ended December 31, 2023	EBITDA	Operating Profit	Income Taxes (3)	Net Profit	Diluted EPS
Reported	279.2	200.7	43.9	145.7	0.55
Adjusting items:
Start-up costs new plants (1)	12.0	12.0	3.2	8.8	0.03
Restructuring and related charges (2)	0.3	0.3	0.1	0.2	0.00
Adjusted	291.5	213.0	47.2	154.7	0.58
Adjusted Margin	26.9%	19.6%	—	—	—

Year ended December 31, 2022	EBITDA	Operating Profit	Income Taxes (3)	Net Profit	Diluted EPS
Reported	257.3	192.4	44.6	143.0	0.54
Adjusting items:	—	—	—	—	—
Start-up costs U.S. plant (1)	6.2	6.2	1.6	4.6	0.02
Restructuring and related charges (2)	0.1	0.1	—	0.1	0.00
Adjusted	263.6	198.7	46.2	147.7	0.56
Adjusted Margin	26.8%	20.2%	—	—	—

(1)
During the three months and year ended December 31, 2023, the Group recorded €2.6 million and €12.0 million, respectively, of start-up costs for the new plants in Fishers, Indiana, United States, and in Latina, Italy. These costs are primarily related to labor costs incurred prior to the start-up of commercial operations that are associated with the training and travel of personnel who are employed in the production of our products which require specialized knowledge. During the three months and year ended December 31, 2022, the Group recorded €1.6 million and €6.2 million, respectively, of start-up costs for the new plants in Fishers, Indiana, United States, in Zhangjiagang, China, and in Latina, Italy.
(2)
During the year ended December 31, 2023, the Group recorded €0.3 million of restructuring and related charges among general and administrative expenses. These are mainly employee costs related to the reorganization of some business functions. During the three months and year ended December 31, 2022, the Group recorded €0.1 million in restructuring and related charges for the merger of Innoscan A/S into SVM Automatik A/S.
(3)
The income tax adjustment is calculated by multiplying the applicable nominal tax rate to the adjusting items.

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Capital Employed

(Amounts in € millions)

	As of December 31, 2023	As of December 31, 2022

- Goodwill and Other intangible assets	81.0	79.4
- Right of Use assets	18.2	19.3
- Property, plant and equipment	1,028.5	641.4
- Financial assets - investments FVTPL	0.7	0.8
- Other non-current financial assets	4.5	1.0
- Deferred tax assets	76.3	69.2
Non-current assets excluding FV of derivative financial instruments	1,209.2	811.1

- Inventories	255.3	213.3
- Contract Assets	172.6	103.4
- Trade receivables	301.8	212.7
- Trade payables	(277.8)	(239.2)
- Advances from customers	(22.9)	(26.6)
- Non-current advances from customers	(39.4)	—
- Contract Liabilities	(22.3)	(14.8)
Trade working capital	367.2	248.8

- Tax receivables and Other receivables	58.2	54.0
- Tax payables and Other liabilities	(107.0)	(111.2)
- Current Provisions	(1.1)	—
Net working capital	317.4	191.7

- Deferred tax liabilities	(9.6)	(21.0)
- Employees benefits	(7.4)	(8.3)
- Non-Current Provisions	(4.0)	(5.5)
- Other non-current liabilities	(48.5)	(18.1)
Total non-current liabilities and provisions	(69.5)	(52.9)

Capital employed	1,457.1	949.9

Net (debt)/ net cash	(324.4)	46.0

Equity	(1,132.6)	(995.9)

Total equity and net debt	(1,457.1)	(949.9)

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Free Cash Flow

(Amounts in € millions)

	For the three months ended December 31,		For the years ended December 31,
	2023	2022	2023	2022
Cash Flow from Operating Activities	10.2	59.7	105.2	103.3
Interest paid	0.7	1.0	3.1	3.5
Interest received	(0.3)	(0.3)	(0.9)	(0.8)
Purchase of property, plant and equipment	(82.0)	(67.9)	(433.2)	(235.0)
Proceeds from sale of property, plant and equipment	0.5	(0.4)	0.6	0.1
Purchase of intangible assets	(5.1)	(0.3)	(8.7)	(8.1)
Free Cash Flow	(76.0)	(8.2)	(333.9)	(137.0)

(Net Debt) / Net Cash

(Amounts in € millions)

	As of December 31,	As of December 31,
	2023	2022
Non-current financial liabilities	(255.6)	(148.4)
Current financial liabilities	(143.3)	(70.7)
Other non-current financial assets - Derivatives	0.6	2.8
Other current financial assets	4.4	33.6
Cash and cash equivalents	69.6	228.7
Net (Debt)/ Net Cash	(324.4)	46.0

CAPEX

(Amounts in € millions)

	For the three months ended December 31,		Change	For the year ended December 31,		Change
	2023	2022		€2023	2022	€
Addition to Property, plants and equipment (1)	89.6	99.9	(10.3)	444.6	294.5	150.1
Addition to Intangible Assets	5.1	0.3	4.8	8.7	8.1	0.6
CAPEX	94.7	100.2	(5.5)	453.3	302.6	150.7

(1) Addition related to the grant of land by the city of Fishers amounting to €8.3 million is excluded.

Reconciliation of 2024 Guidance (Updated)

Reported and Adjusted EBITDA, Operating Profit, Net Profit, Diluted EPS

(Amounts in € millions, except per share data)

	Revenue	EBITDA	Operating Profit	Net Profit	Diluted EPS
Reported	1,180.0 - 1,210.0	302.8 - 318.2	217.7 - 233.0	155.0 - 166.6	0.58 - 0.63
Adjusting items:
Start-up costs new plants		11.3	11.3	8.5	0.03
Adjusted	1,180.0 - 1,210.0	314.1 - 329.5	228.9 - 244.3	163.5 - 175.1	0.62 - 0.66

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290